UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

This Report on Form 6-K of SMX (Security Matters) Public Limited Company (the “Company”) includes (1) a Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company for the six months ended June 30, 2023 and 2022 and (2) attaches as Exhibit 99.1 the unaudited interim condensed consolidated financial statements and related notes of the Company as and for the six months ended June 30, 2023.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Current Report on Form 6-K or attached as exhibits hereto may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this Current Report on Form 6-K may include, for example, statements about:

●	the Company’s need and ability to raise or access additional capital;

●	the ability to maintain the Company’s listing of its Ordinary Shares on Nasdaq;

●	changes in the Company’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans;

●	the Company’s ability to develop and launch new products and services;

●	the Company’s ability to successfully and efficiently integrate future expansion plans and opportunities;

●	the Company’s ability to grow its business in a cost-effective manner;

●	the Company’s product development timeline and estimated research and development costs;

●	the implementation, market acceptance and success of the Company’s business model;

●	developments and projections relating to the Company’s competitors and industry;

●	the Company’s approach and goals with respect to technology;

●	the Company’s expectations regarding its ability to obtain and maintain intellectual property protection and not infringe on the rights of others;

●	the impact of adverse public health developments on the Company’s business, including any lingering impact of the COVID-19 pandemic;

●	changes in applicable laws or regulations; and

●	the outcome of any known and unknown litigation and regulatory proceedings.

These forward-looking statements are based on information available as of the date of this Current Report on Form 6-K, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

●	the outcome of any legal proceedings that may be instituted against the Company;

●	the ability to maintain the Company’s listing of its Ordinary Shares on Nasdaq;

●	changes in applicable laws or regulations;

●	lingering effects of the COVID-19 pandemic on the Company’s business;

●	the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities;

●	the risk of downturns and the possibility of rapid change in the highly competitive industry in which the Company operates;

●	the risk that the Company and its current and future collaborators are unable to successfully develop and commercialize its products or services, or experience significant delays in doing so;

●	the risk that the Company may never achieve or sustain profitability;

●	the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all;

●	the risk that the Company experiences difficulties in managing its growth and expanding operations;

●	the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations;

●	the risk that the Company is unable to secure or protect its intellectual property;
●	the risk that the Company’s operations are disrupted by world events, including new and ongoing hostilities between Israel, where the Company has operations, and its neighbors;

●	the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; and

●	other risks and uncertainties that may be described in this Current Report on Form 6-K or in other reports filed by the Company with the Securities and Exchange Commission from time to time, which are available on the SEC website at www.sec.gov.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provide information which our management believes is relevant to an assessment and understanding of the Company’s consolidated results of operations and financial condition. This discussion and analysis should be read together with our unaudited interim condensed consolidated financial statements and related notes as of June 30, 2023 included elsewhere in this Report on Form 6-K, and the audited consolidated financial statements and related notes as of December 31, 2022 of our company and our predecessor companies included in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 1, 2023. This discussion and analysis should also be read together with the section of the Annual Report on Form 20-F entitled “Item 4. Information of the Company.” In addition to historical financial information, this discussion and analysis contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions. See the section entitled “Cautionary Statement Regarding Forward-Looking Statements” above. Actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or elsewhere in the Annual Report on Form 20-F.

Business

SMX integrates chemistry, physics, and computer science to give materials memory and create a culture of transparency and trust across multiple industries. The Company’s nearly 100 patents support unique marking, measuring, and tracking technologies allowing clients to seamlessly deploy transparency at all levels of development and provide stakeholders with a complete provenance of material composition and history, from virgin material to recycled, to address manufacturing challenges and ESG goals while maintaining sustainable growth. As a result, SMX’s technologies are designed and developed to help companies address ESG commitments and transition more successfully to a low-carbon economy.

The Company’s technology seeks to enable global companies across various industries to transition more successfully to a sustainable circular economy. By adopting our technology, they would be able to tangibly measure and track the raw material from origination, through the supply chain and at the end of life—where the amount of material recycled/reused from that product item can be measured and as well as the number of times that specific material/item has been recycled/reused.

The Company provides one solution to solve both authentication and track and trace challenges in order to uphold supply chain integrity and provide quality assurance and brand accountability to producers of goods. Its technology works as a track and trace system using a marker, a reader and an algorithm to identify embedded sub-molecular particles in order to track and trace different components along a production process (or any other marked good along a supply chain) to the end producer.

Its proprietary marker system embeds a permanent or removable (depending on the needs of the customer) mark on solid, liquid or gaseous objects or materials. Each marker is comprised of a combination of marker codes such that each marker is designed to be unique and unable to be duplicated. The marker system is coupled with an innovative patented reader that responds to signals from the marker and, together with a patented algorithm, captures the details of the product retrieved and stored on a blockchain digital ledger. Each marker can be stored, either locally on the reader and on private servers, cloud servers or on a blockchain ledger, to protect data integrity and custody.

History

SMX Security Matters Ltd. (Israel Corporate Number 515125771) (“SMX Israel”) was incorporated in 2014 to provide brand protection and supply chain integrity solutions to businesses. It provides these solutions through the commercialization of the initial technology of tracking and tracing materials by observing and identifying markers (the “Source IP”). SMX Israel’s Source IP was initiated from the Soreq Nuclear Research Center, an Israeli government research and development institute for nuclear and photonic technologies under the Israeli Atomic Energy Commission (“Soreq”). In January 2015, SMX Israel entered into the Isorad License Agreement with Isorad Ltd. (an IP holding company of Soreq) to license the Source IP and develop and commercialize the technology (the “Isorad License Agreement”). Under the Isorad License Agreement, as amended, the Source IP can be utilized in almost any industry and with any product.

SMX Israel merged into Security Matters PTY Ltd., an Australian company with Australian Company Number (ACN) 626 192 998 (“Security Matters PTY”), to effect a listing on the Australian Securities Exchange under the symbol “ASX: SMX.” At that time, Security Matters PTY had three wholly-owned subsidiaries: Security Matters Ltd. (Israel), SMX Fashion and Luxury (France), and SMX Beverages Pty Ltd. (Australia). It also held 50% of Yahaloma Technologies Inc., a Canadian company and, as of October 3, 2023, 51.9% of trueGold Consortium Pty Ltd., an Australian company.

On March 7, 2023 (the “Closing Date”), the Company consummated its previously announced business combination with Lionheart III Corp (“Lionheart”) pursuant to which, among other things (the “Business Combination”):

●	Security Matters PTY proposed a scheme of arrangement under Part 5.1 of the Corporations Act (“Scheme”) and Capital Reduction which resulted in all shares in Security Matters Limited being cancelled in return for the issuance of the Company’s Ordinary Shares, with the Company being issued one share in Security Matters PTY (“Security Matters Shares”) (this resulted in Security Matters PTY becoming a wholly owned subsidiary of the Company);

●	Security Matters PTY proposed an option scheme of arrangement under Part 5.1 of the Corporations Act (“Option Scheme”), which resulted in the Security Matters PTY options held by participants in the Option Scheme being subject to a cashless exercise based on a Black-Scholes valuation, in exchange for Security Matters Shares. Under the Scheme those shares were cancelled and the participants received Ordinary Shares on the basis of the Scheme consideration;

●	Security Matters PTY shareholders received consideration under the Scheme of 1 Ordinary Share per 10.3624 Security Matters Shares having an implied value of $10.00 per Ordinary Share and the Company became the holder of all of the issued shares in Security Matters PTY and Lionheart, with Security Matters PTY being delisted from the Australian Stock Exchange;

●	A newly-formed, wholly-owned subsidiary of the Company merged with and into Lionheart, with Lionheart surviving the merger as a wholly owned subsidiary of the Company;

●	Existing Lionheart stockholders received Ordinary Shares in exchange for their existing Lionheart shares and existing Lionheart warrant holders had their warrants automatically adjusted to become exercisable in respect of Ordinary Shares instead of Lionheart shares; and

●	The Company’s Ordinary Shares were listed on NASDAQ under the ticker SMX and the Public Warrants were listed under the ticker SMXWW.

As a result of the Business Combination, the Company owns the entire share capital of Security Matters PTY. Accordingly, for financial reporting purposes, Security Matters PTY (the legal subsidiary) is the accounting acquirer and the Company (the legal parent) is the accounting acquiree. The consolidated financial statements prepared following the reverse acquisition are issued under the name of the Company, but they are a continuance of the financial statements of Security Matters PTY and reflect the fair values of the assets and liabilities of the Company (the acquiree for accounting purposes), together with a deemed issuance of shares by Security Matters PTY at fair value based on the quoted opening share price of the Company in its first trading day following the closing of the Business Combination, and a recapitalization of its equity. This deemed issuance of shares is in fact both an equity transaction under IAS 32 (receiving the net assets of the Company) and an equity-settled share-based payment transaction under IFRS 2 (receiving the listing status of the Company). The difference between the fair value of the shares deemed to have been issued by Security Matters PTY and the fair value of the Company’s identifiable net assets represent a payment for the service of obtaining a stock exchange listing for its shares and it is therefore expensed immediately to profit or loss at the closing date.

Key Factors Affecting Operating Results

The Company believes that its performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the risk factors of the Company included from time to time in the Company’s filings with the Securities and Exchange Commission.

Commercial Agreements

The Company’s technology seeks to enable global companies across various industries to transition more successfully to a sustainable circular economy. By adopting our technology, they can be able to tangibly measure and track the raw material from origination, through the supply chain and at the end of life—where the amount of material recycled/reused from that product item can be measured and as well as the number of times that specific material/item has been recycled/reused.

Due to the fact that we aim our sales efforts at large international market-makers conglomerates, our sale cycle is relatively slow and there is a larger risk that at any time, due to many reasons that are beyond our control, the sale cycle will be broken and all efforts will be lost.

The Company has received interest in its technology from several international market-makers conglomerates as well as parties interested in making such technology a market standard, which will greatly assist the creation of future income. Any delays in the successful completion of projects or the creation of a market standard, as well as the materialization of any of the risks described in the section entitled “Risk Factors” above may impact the ability to generate revenue.

Components of Operating Results

The results of operations presented below should be reviewed in conjunction with the consolidated financial statements and notes included elsewhere in this Report and in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022.

Revenue

To date, we have not yet generated significant revenue from the sale of our technology, partly as a result of focusing on onboarding a client portfolio, building the foundation to be an industry standard and best practice and to be ready for full and fast deployment to commercial global service.

Operating Expenses

The Company’s current operating expenses consist of the following components: research and development expenses, general and administrative expenses and selling and marketing expenses. The Company has proven an ability to maintain discipline on expense over time with creating greater delivery and outcome.

Research and Development Expenses, net

The Company’s research and development expenses consist primarily of wage and salary related expenses, subcontractors and consultants, depreciation and amortization of equipment, research expenses and share-based compensation expenses. The Company expects that its research and development expenses will increase as the Company continues to develop its products and recruit additional research and development employees.

The Company is engaged in Proof of Concept (POC) agreements according to which it receives funds for financing research and development expenses from prospective customers. Those funds are reimbursements for expenses and therefore are offset against the related R&D expenses in profit or loss.

General and Administrative Expenses

General and administrative expenses consist primarily of professional services fees, wages and salary related expenses, share-based compensation, facility-related costs, insurance and other general and administrative expenses. In the six months ended June 30, 2023, general and administrative expenses also include the costs that are related to the Business Combination.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of digital advertising and business development consultants.

Finance Income and Expenses

Finance expenses, net consists primarily of revaluation of financial liabilities at fair value, interest on borrowings, exchange rate difference, fees and commissions to banks and income on short-term deposits.

Foreign currency

The consolidated financial statements are prepared in US Dollars, which is the presentation currency of the Company. Security Matters PTY’s functional currency is Australian Dollars. The functional currency of SMX Israel is New Israeli Shekels.

Transactions and balances in foreign currencies are converted into US Dollars in accordance with the principles set forth by International Accounting Standard (IAS) 21 (“The Effects of Changes in Foreign Exchange Rates”). Accordingly, transactions and balances have been converted as follows:

●	Assets and liabilities – at the rate of exchange applicable at the reporting date;

●	Expense items – at annual average rate at the statements of financial position date.

●	Share capital, capital reserve and other capital movement items were at rate of exchange as of the date of recognition of those items.

●	Accumulated deficit was based on the opening balance for the beginning of the reporting period in addition to the movements mentioned above.

●	Exchange gains and losses from the aforementioned conversion are recognized in the statement of other comprehensive lose in Foreign.

Comparison of the Six Months Ended June 30, 2023, and 2022

The following table summarizes our historical results of operations for the periods indicated:

	Six Months Ended June 30
U.S. dollars in thousands (except of per share data)	2023	2022
Research and development expenses	(1,172)	(933)
Selling and marketing expenses	(228)	(378)
General and administrative expenses	(13,350)	(1,200)
Listing expenses	(16,802)	(- )
Operating Loss	(31,552)	(2,511)
Finance expenses	(2,496)	(36)
Finance income	1,143	105
Share of net loss of associated companies	(104)	-
Loss before income tax	(33,009)	(2,442)
Income tax	—	—
Loss for the period	(33,009)	(2,442)
Basic and diluted loss per share attributable to shareholders	*(39.46)	**(3.36)

* After giving effect to the reverse stock split

** Restated as a result of the Business Combination and after giving effect to the reverse stock split

Operating loss for the six months ended June 30, 2023 was $31,552 thousand compared to $2,511 thousand for the six months ended June 30, 2022, an increase of $29,041 thousand, or 1,156%. The major increase is due to the costs that are related to the Business Combination, with listing expenses which amounted to $16,802 thousand and transaction cost which amounted to $7,792 thousand.

Research and Development Expenses, net

The Company’s research and development expenses for the six months ended June 30, 2023, amounted to $1,172 thousand representing an increase of $239 thousand, or 26%, compared to $933 thousand for the six months ended June 30, 2022. The major changes in research and development expenses were an increase of $169 thousand in Share based compensation, a decrease of 327 thousand in salaries and related expenses and a decrease of $265 thousand in Subcontractors and research expenses that were offset against the reimbursement from paid pilots and proof of concept projects that decreased in $671 thousand.

General and Administrative Expenses

The Company’s general and administrative expenses amounted to $13,350 thousand for the six months ended June 30, 2023, an increase of $12,150 thousand, or 1,013%, compared to $1,200 for the six months ended June 30, 2022. The increase was primarily attributable to $7,792 thousand in transaction cost, an increase of $1,526 thousand in Advertising, Public and Investors Relations, an increase of $1,723 thousand in share-based compensation, an increase of $375 thousand in travel expenses, an increase of $310 thousand in insurance costs and an increase of $235 thousand in wages and salaries related expenses reflecting an increase in the number of employees and in related salary expenses.

Selling and Marketing Expenses

The Company’s selling and marketing expenses totaled $228 thousand for six months ended June 30, 2023, a decrease of $150 thousand, or 40%, compared to $378 thousand for the six months ended June 30, 2022, and was primarily due to a decrease in digital advertising cost.

Finance Income and Expenses

The Company’s finance income for the six months ended June 30, 2023, totaled $1,143 thousand, an increase of $1,038 thousand, or 989%, compared to $105 thousand for the six months ended June 30, 2022. The increase is primarily due to revaluation of financial liabilities, which consist of warrants and a Convertible note, at fair value.

The finance expense for the six months ended June 30, 2023, totaled $2,496 thousand, an increase of $2,460 thousand, or 6,833%, compared to $36 thousand for the six months ended June 30, 2022. The increase is related to a revaluation of financial liabilities, which consist of bridge loans, at fair value.

Share of Net Profit/Loss of Associated Companies

As of June 30, 2023, and December 31, 2022, the carrying amount of the investment in associated companies is $112 thousand and $221 thousand, respectively.

Share of net loss of associated companies consists of equity loss from associated joint venture activity for the six months ended June 30, 2023, totaled $104 thousand.

Income Tax

As of June 30, 2023, the Company estimated carry forward tax losses was $56,106 thousand (June 30, 2022: $19,927 thousand) which may be carried forward and offset against taxable income for an indefinite period in the future. The Company did not recognize deferred tax assets relating to carry forward losses in the financial statements because their utilization in the foreseeable future is not probable.

Net Loss attributable to shareholders

As a result of the forgoing, our net loss for the six months ended June 30, 2023, was $33,009 thousand, compared to $2,442 thousand for the six months ended June 30, 2022, an increase of $30,567 thousand, or 1,252%.

Comparison of the Years Ended December 31, 2022 and December 31, 2021

The following table summarizes our historical results of operations for the periods indicated:

	Year Ended December 31,
U.S. dollars in thousands (except of per share data)	2022	2021

Research and development expenses	1,898	2,039
Selling and marketing expenses	569	453
General and administrative expenses	2,723	2,482

Operating Loss	(5,190)	(4,974)
Finance expenses	(1,128)	(101)
Finance income	28	237
Share of net profit (loss) of associate companies	106	(101)

Loss before income tax	(6,184)	(4,939)

Income tax	—	—

Loss for the year	(6,184)	(4,939)

Basic and diluted loss per share attributable to shareholders**	(8.47)	(7.41)

** Restated as a result of the Business Combination and after giving effect to the reverse stock split

As a result of the foregoing, our operating loss for year ended December 31, 2022 was $5,190 thousand compared to an operating loss of $4,974 thousand for year ended December 31, 2021, an increase of $216 thousand, or 4.3%.

Research and Development Expenses, net

The Company’s research and development expenses for the year ended December 31, 2022, amounted to $1,898 thousand, representing a decrease of $141 thousand, or 7%, compared to $2,039 thousand for the year ended December 31, 2021. The major changes in research and development expenses were an increase of $371 thousand in salaries and related expenses that were offset against the reimbursement from paid pilots and proof of concept projects that increased in $335 thousand and Subcontractors and consultants’ expenses that decreased in $257 thousand.

General and Administrative Expenses

The Company’s general and administrative expenses totaled $2,723 thousand for the year ended December 31, 2022, a net increase of $241 thousand, or 10%, compared to $2,482 for the year ended December 31, 2021. The net increase was primarily attributable to an increase of $183 thousand in wages and salaries related expenses reflecting an increase in the number of employees and an increase of $223 thousand in travel expenses offset by decrease of $194 thousand in share-based compensation expenses.

Selling and Marketing Expenses

The Company’s selling and marketing expenses totaled $569 thousand for the year ended December 31, 2022, an increase of $116 thousand, or 26%, compared to $453 thousand for the year ended December 31, 2021, and was primarily due to an increase in digital advertising cost associated with our marketing efforts.

Finance Income and Expenses

The Company’s finance income for the year ended December 31, 2022, totaled $28 thousand, a decrease of $209 thousand, or 88%, compared to $237 thousand for the year ended December 31, 2021. The Company’s finance expenses totaled $1,128 thousand for the year ended December 31, 2022, an increase of $1,027 thousand or 1,017%, compared to $101 thousand for the year ended December 31, 2021.

Share of Net Profit/Loss of Associated Companies

Shares of net profit of associated companies consists of equity profit from associated joint venture activity for the year ended on December 31, 2022 at the amount of $106 thousand and share of net loss of associated companies consists of equity loss from associated joint venture activity for the year ended on December 31, 2021 at the amount of $101 thousand. As of December 31, 2022 and December 31, 2021, the carrying amount of the investment in associated companies is $221 thousand and $147 thousand, respectively.

Income Tax

As of December 31, 2022, the Company estimated carry forward tax losses of approximately $24,106 thousand (December 31, 2021: $17,659 thousand) which may be carried forward and offset against taxable income for an indefinite period in the future. The Company and its subsidiaries did not recognize deferred tax assets relating to carry forward losses in the financial statements because their utilization in the foreseeable future is not probable.

Net Loss attributable to shareholders

As a result of the forgoing, our net loss for the year ended December 31, 2022 was $6,184 thousand, compared to $4,939 thousand for the year ended December 31, 2021, an increase of $1,245 thousand, or 25%.

Liquidity and Capital Resources

Overview

Since our inception through June 30, 2023 and thereafter, the Company has funded its operations principally through the issuance of Ordinary Shares, warrants, convertible notes, loans from investors and related parties and reimbursement from prospected customers for paid pilots and proof-of-concept projects. As of June 30, 2023, the Company had $3,020 thousand in cash and cash equivalents. In addition, in September 2023, the Company raised gross proceeds of approximately $2,500 thousand, before deducting fees and other offering expenses payable by the Company, from the sale of a convertible promissory note and warrants to an institutional investor.

The table below presents our cash flows for the periods indicated:

	For the Six Months Ended June 30,		For the Year Ended December 31,
U.S. dollars in thousands	2023	2022	2022	2021
Net cash used in operating activities	7,675	2,862	5,223	3,908
Net cash used in investing activities	393	966	1,127	1,765
Net cash provided by financing activities	9,703	542	3,846	6,118
Net increase (decrease) in cash and cash equivalents	1,635	(3,286)	(2,504)	445

Operating Activities

Net cash used in operating activities was $7,675 thousand during the six months ended June 30, 2023, compared to net cash used in operating activities of $2,862 thousand during the six months ended June 30, 2022. The increase was primarily used for transaction costs and payments that are related to the Business Combination.

Net cash used in operating activities was $5,223 thousand during the year ended December 31, 2022, compared to net cash used in operating activities of $3,908 thousand during the year ended December 31, 2021. The increase was primarily used for payment of salaries and related expenses, travel expenses, research and development, subcontractors, consultants and materials. In addition, the increase in cash used in operating activities derived from a material increase in prepaid expenses related to the Business Combination Agreement, dated as of July 26, 2022, by and among the Company, Security Matters PTY, Lionheart and Aryeh Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Company (the “BCA”).

Investing Activities

Net cash used in investing activities was $393 thousand during the six months ended June 30, 2023 and consisted of cost of capitalized development expenses in the amount of $383 thousand and $10 thousand used for purchasing property, plant and equipment. Net cash used in investing activities was $966 thousand during the six months ended June 30, 2022, consisted of cost of capitalized development expenses in the amounts of $783 thousand and $183 thousand, which were used for purchasing property and equipment.

Net cash used in investing activities was $1,127 thousand during the year ended December 31, 2022 and consisted of cost of capitalized development expenses in the amount of $975 thousand and $152 thousand used for purchasing property, plant and equipment. Net cash used in investing activities was $1,765 thousand during the year ended December 31, 2021, and consisted of cost of capitalized development expenses in the amounts of $1,468 thousand and $297 thousand, which were used for purchasing property and equipment.

Financing Activities

Net cash provided by financing activities was $9,703 thousand during the six months ended June 30, 2023, consisted mainly of $3,220 thousand in advance payment for equity, $2,923 thousand for net proceeds from issuance of shares in the Business Combination, an aggregate of $2,811 thousand net proceeds from the issuance of bundled securities, $550 thousand in proceeds from bridge loans and $250 thousand in proceeds from the issuance of a convertible note.

Net cash provided by financing activities was $542 thousand during the six months ended June 30, 2022, consisted mainly of $581 thousand in proceeds from the issuance of convertible notes, which was partially offset by payment of $39 thousand for lease liabilities.

Net cash provided by financing activities was $3,846 thousand during the year ended December 31, 2022, consisted mainly of $3,310 thousand in proceeds from bridge loans and warrants and $581 thousand of net proceeds from issuance of convertible notes and $182 thousand net issuance of shares, which was partially offset by payment of $172 thousand for loan repayment to related parties. Net cash provided by financing activities was $6,118 thousand during the year ended December 31, 2021, consisted mainly of $5,892 thousand in proceeds from net issuance of shares and warrants and $395 thousand of net proceeds from the exercise of warrants, which was partially offset by payment of $98 thousand for lease liabilities and loan repayment to related parties of $103 thousand.

Current Outlook

The Company has incurred and continues to incur losses, and continues to generate negative cash flows from operations since inception in 2015. Since the Company’s inception, it has not generated significant revenue from the sale of products.

As of June 30, 2023 and December 31, 2022, the Company had $3,020 thousand and $1,398 thousand, respectively, in cash and cash equivalents. The Company expects that its existing cash and cash equivalents, including the approximately $2.5 million in net proceeds raised on September 6, 2023, and along with amounts it may draw down under the SEPA, and receivables from clients once paid, will be sufficient to fund its operations for the foreseeable future but perhaps at a delayed or reduced scope. In addition, the Company has outstanding approximately $12 million in existing payables and other liabilities related to expenses of the Business Combination, of which approximately $8.5 million is deferred through the second quarter of 2024 when such amounts are expected to be paid. The Company expects to fund the payment of such amounts out of available cash, the Yorkville SEPA, referred to below, ongoing activities of the Company and possibly other capital raisings in 2023. Further, the Company’s operating plans may change as a result of many factors that may currently be unknown to it, and it may need to seek additional funds sooner than planned. The Company’s future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

Until the Company can generate significant recurring revenues and profit, the Company expects to satisfy its future cash needs through capital raising and shareholders’ financial support. The Company cannot be certain that additional funding will be available when needed, on acceptable terms, if at all. The Company’s outstanding warrants are either out of the money or have nominal exercise prices; accordingly, the Company does not expect to raise any material additional funds from the exercise of outstanding warrants in at least the short-term. If funds are not available, the Company may be required to delay or reduce the scope of research or development plans.

We can give no assurances that we will be able to secure additional sources of funds to support our operations on acceptable terms, or at all, or, if such funds are available to us, that such additional financing will be sufficient to meet our needs. If we raise additional funds by issuing equity or convertible debt securities, including pursuant to the SEPA, it could result in dilution to our existing stockholders or increased fixed payment obligations. In addition, as a condition to providing additional funds to us, future investors may demand, and may be granted, rights superior to those of existing stockholders. If we incur additional indebtedness, we could become subject to covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Additionally, any future collaborations we enter into with third parties may provide capital in the near term but may not be on terms that are favorable to us. Any of the foregoing could significantly harm our business, financial condition and results of operations. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may be required to reduce the scope of the commercialization of our planned products or delay, scale back or discontinue the development of one or more of our product candidates.

We may also need to take certain other actions to allow us to maintain our projected cash and projected financial position, including but not limited to additional reductions in general and administrative costs, sales and marketing costs, and other discretionary costs. Although we believe such plans, if executed and coupled with the above described sources of liquidity, should provide us with financing to meet our needs, successful completion of such plans is dependent on factors outside of our control.

We anticipate that we will continue to incur net losses into the foreseeable future as we continue our development of our product candidates, and expand our corporate infrastructure.

Contractual Obligations

Reciprocal Standby Equity Purchase Agreement

Effective March 7, 2023, we entered into the SEPA with Yorkville, whereby we have the right, but not the obligation, to sell to Yorkville up to $25.0 million of our Ordinary Shares at our request, subject to the terms therein. We have received as loans Pre-Advances of $3.5 million, of which as of the date of this Report on Form 6-K, an aggregate of $1.8 million in principal have been converted into our Ordinary Shares or repaid in cash. We may from time to time offer and sell our Ordinary Shares under the SEPA, which is expected to provide us with an additional source of liquidity.

Our decision to make any Advance under the SEPA will depend on a variety of factors to be determined by us from time to time, including, among other things, the trading price of our Ordinary Shares and determination by us that other sources of capital may be more beneficial, and determinations by us as to the appropriate sources of funding for our business and operations.

We do not believe that the existence of the SEPA will have any adverse effect on our ability to raise any capital from other sources except that pursuant to the SEPA, we are not permitted to enter into any variable rate transactions during the term of the SEPA, which could result in potential investors declining to consider investing in our Company on terms agreeable to us or at all.

Leases

SMX Israel is a party to a lease agreement dated January 14, 2020, and amended as of December 24, 2020 (the “Lease”). Under the Lease, it is obligated to pay ILS 253 thousand plus VAT per year. The Lease will expire on May 31, 2027, with an additional option of 5 years, unless terminated by the landlord due to a requirement of a governmental authority to modify or terminate the Lease, pursuant to the terms of the lease.

Borrowings

On September 19, 2023, the Company amended its loan agreements dated September 7, 2015, by and between the Company, its shareholders and Kamea Fund. Pursuant to the amendment to the loan agreements, Kamea agreed to convert US$657 thousand of indebtedness under the loan agreements into 487,281 ordinary shares (post share reverse split) of the Company, as payment in full for such indebtedness; provided however, that in the event the proceeds received from Kamea with respect to any sales of the shares are not at least equal to the indebtedness amount, the Company will remain liable to Kamea for the balance of the indebtedness amount

Additionally, Kibbutz Ketura provides administrative services for SMX Israel for which it was debited $19 thousand and $25 thousand for the six month ended June 30, 2023 and June 30, 2022, respectively.

Security Matters PTY and the Company borrowed an aggregate of $3,860 thousand from private investors between September 2022 and February 2023, which loans are due no earlier than May 31, 2024. All of such loans have an interest rate of 10% per annum. Each such lender (except for one lender which lent an amount of $1,000 thousand which is not entitled to the redeemable warrants), further received 20% redeemable 5-year warrant coverage to subscribe for Ordinary Shares at $11.50 per share, plus 5% 5-year bonus warrant coverage to subscribe for Ordinary Shares at $11.50 per share and a first priority security interest in the shares of Security Matters PTY’s interest in trueGold Consortium Pty Ltd. In March 2023, the Company signed an addendum to the Bridge Loans agreements which converted $1,350 thousand into common shares and deferred the remaining cash payments to March 31, 2024.

In January 2023, the Company borrowed $250 thousand from a private investor, which loan is due December 31, 2024. Such loan has an interest rate of 15% per annum, and is convertible at a conversion price of $10.00 per share, and the holder further received 5% redeemable 5-year warrant coverage to subscribe for Ordinary Shares at $11.50 per share, plus 5% 5-year bonus warrant coverage to subscribe for Ordinary Shares at $11.50 per share.

On September 6, 2023, the Company consummated the transactions pursuant to a Securities Purchase Agreement dated as of September 5, 2023 and issued and sold to an institutional investor a promissory note with a fixed conversion price of $1.6378 and warrants, for gross proceeds to SMX of approximately $2,500 thousand, before deducting fees and other offering expenses payable by the Company. The note is in the principal amount of $4,290 thousand. The actual amount loaned by the investor pursuant to the Note is $2,574 thousand after a 40% original issue discount. The maturity date of the note is the 12-month anniversary of the Effective Date, and is the date upon which the principal amount, as well as any accrued and unpaid interest and other fees, shall be due and payable. Interest accrues in the amount of 12% per year and shall be payable on the maturity date or upon acceleration or by prepayment or otherwise. The investor has the right, at any time, to convert all or any portion of the then outstanding and unpaid principal amount and interest (including any costs, fees and charges) into Ordinary Shares at a fixed conversion price of $1.6378 per share. Any such conversion is subject to customary adjustments and limitations set forth in the note, including for fundamental transactions. Additionally, as part of the transaction, we issued two warrants to the Investor, an “A” Warrant and a “B” Warrant. The A Warrant for 3,929,051 Ordinary Shares has an exercise price of $0.0022 per share, subject to customary adjustments, and may be exercised at any time until the five year anniversary of the A Warrant. The B Warrant for 2,619,367 Ordinary Shares has an exercise price of $1.6378 per share, subject to customary adjustments, and may be exercised at any time until the five year anniversary of the B Warrant. In no case shall the Company convert the note or exercise the A Warrants or the B Warrants if the result of the issuance of Ordinary Shares thereby would result in the beneficial ownership of the investor of ordinary shares in excess of 4.99% of the Company’s issued and outstanding Ordinary Shares.

Government Grants

As of June 30, 2023 and December 31, 2022, the Company has a contingent liability of $141 and $135 thousand respectively, for government grant it received for the use of research and development activities from Israel Innovation Authority (IIA). The Company is subject to paying 3% of its relevant revenues for the first three years, and 4% of the relevant revenues for further years, until repayment of the entire grant.

Isorad License Agreement

In January 2015, the Company entered into the Isorad License Agreement with Isorad Ltd. (a company wholly owned by the State of Israel with rights to exclusively commercialize the Soreq Research Center technology for civilian uses), according to which the Company was granted technological license in return for future royalties based on 2.2% of gross sales by the Company and its affiliates and after 25 years the license becomes royalty-free. Upon the occurrence of an M&A event (as such event is defined in the agreement to include mergers, sale of all or substantially all the assets of ours and similar event), in the first M&A event, the Company is to pay a consideration equal to 1% of the amount received or transferred and in the second M&A event, a consideration equal to 2% of the amount received or transferred. This will not apply to any future offer of shares, merger or sale of assets thereafter.

In January 2023, the Company signed an amendment to the Isorad License Agreement that provided for the following: (1) for the BCA with Lionheart, (a) Isorad was issued 864,000 options to purchase shares of the Company, which options were issued in January 2023 and valued using the Black-Scholes pricing model, with the main parameters used being: (1) risk-free rate: 3.42%; (2) expected volatility: 81.92%: (3) expected term: up to 3 years; and (4) expected dividend yield: 0%; and (b) Isorad will be entitled to 1% of any amount actually received against equity or other funding convertible into equity at the closing of the transaction and until 13 months thereafter (to be paid after reaching an aggregated received amount of $27 million, or at the end of such 13 months, the earlier thereof); and (2) Exit fee - in the occurrence of the first M&A event (as such event is defined in such agreement to include mergers, sale of all or substantially all the assets of the Company and similar event) after the closing of the BCA, the Company is to pay a cash amount equal to 1.5% of the amount received or transferred. This will not apply to any future offer of shares, merger or sale of assets thereafter. In the six months ended June 30, 2023, based on the funds the Company actually received, the Company recognized a technology license intellectual property at the amount of $101 thousand against a liability that reflects the due amount.

Quantitative and Qualitative Disclosures about Market Risk

The Company is exposed to market risks in the ordinary course of business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of U.S. dollar/ILS Israeli Shekels exchange rates, which is discussed in detail in the following paragraph.

Foreign Currency Exchange Risk

Currency Fluctuations

The Company’s operating expenses are denominated in USD and ILS, and therefore are currently subject to foreign currency risk. We have been affected by changes in the rate of ILS currency compared to the U.S. dollar, as the ILS decreased against the U.S. dollar by approximately 6% and 13% in the six months ended June 30, 2023 and June 30 2022, respectively.

The Company’s policy is not to enter into any currency hedging transactions, and we cannot assure you that we will not be adversely affected by currency fluctuations in the future.

Credit Risk

Credit risk is a risk of financial loss if a counterparty or customer fails to meet its contractual obligations. We closely monitor the activities of our counterparties and control the access to its intellectual property which enables it to ensure a prompt collection. Our main financial assets are cash and cash equivalents as well as other receivables and represent the Company’s maximum exposure to credit risk in connection with its financial assets. Wherever possible and commercially practical, the Company holds cash with major and sound financial institutions in Israel and Australia.

Liquidity Risk

Liquidity risk is the risk that we will encounter in meeting our obligations associated with our financial liabilities that are settled by delivering cash or another financial asset. The Company has procedures to minimize that risk by maintaining sufficient cash and other highly liquid current assets and by having available an adequate amount of committed credit facilities. For more details, please refer to the section titled, “Liquidity and Capital Resources”.

Critical Accounting Policies and Estimates

Reverse Acquisition Transaction

As a result of the Business Combination, the Company owns the entire share capital of Security Matters PTY Ltd. Accordingly, for financial reporting purposes, Security Matters PTY Ltd. (the legal subsidiary) is the accounting acquirer, and the Company (the legal parent) is the accounting acquiree. The consolidated financial statements prepared following the reverse acquisition are issued under the name of the Company, but they are a continuance of the financial statements of Security Matters PTY Ltd. and reflect the fair values of the assets and liabilities of the Company (the acquiree for accounting purposes), together with a deemed issuance of shares by Security Matters PTY Ltd. at fair value based on the quoted opening share price of the Company in its first trading day following the closing of the transaction ($11,599 thousand), and a recapitalization of its equity. This deemed issuance of shares is in fact both an equity transaction under IAS 32 (receiving the net assets of the Company) and an equity-settled share-based payment transaction under IFRS 2 (receiving the listing status of the Company). The difference, in the amount of $16,802 thousand, between the fair value of the shares deemed to have been issued by Security Matters PTY Ltd. and the fair value of the Company’s identifiable net assets represent a payment for the service of obtaining a stock exchange listing for its shares and it is therefore expensed immediately to profit or loss at closing date.

The Company is initially consolidated in the financial statements from the Closing Date of the Business Combination. Substantially all of the assets and liabilities of the Company were comprised of marketable securities held in a trust account ($4,921 thousand) and trade and other payables and warrants ($10,127 thousand) respectively, with fair values that were equivalent to their carrying amounts. Below are the implications of the accounting treatment on the financial statements:

1.	The assets and liabilities of Security Matters PTY have been recognized and measured in the consolidated financial statements of the Company for the six month period ended June 30, 2023, at their pre-combination carrying amounts.

2.	The retained earnings and other equity balances recognized in the consolidated financial statements of the Company for the six month period ended June 30, 2023, are the retained earnings and other equity balances of Security Matters PTY immediately before the Business Combination.

3.	The amount recognized as issued equity instruments in the consolidated financial statements of the Company for the six month period ended June 30, 2023, has been determined by adding to the issued equity of Security Matters PTY immediately before the Business Combination the fair value of the deemed issuance of shares, as described above. However, the equity structure (the number and type of shares issued) reflects the equity structure of the Company, including the shares issued by the Company through recapitalization. Accordingly, the equity structure of Security Matters PTY (issued capital and addition paid in capital) in comparative periods is restated using the exchange ratio established in the Business Combination to reflect the number and par value of shares of the Company issued in the reverse acquisition transaction.

4.	The statement of comprehensive loss in the consolidated financial statements of the Company for the six month period ended June 30, 2023, reflects that of Security Matters PTY for the full period together with the post-acquisition results of the Company from the Closing Date. Loss per share of Security Matters PTY for periods prior to the acquisition date is restated such the denominator of the historical loss per share calculation is adjusted by multiplying the weighted-average shares used in each historically reported loss per share calculation by the exchange ratio established in the Business Combination.

Exhibit No.	Description

99.1	Interim Condensed Consolidated Financial Statements as of June 30, 2023

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 3, 2023

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer